SCHEDULE A

As of May 1, 2015

Columbia Funds Variable Insurance Trust I

Columbia Variable Portfolio - International Opportunities Fund

Columbia Variable Portfolio - Marsico 21st Century Fund

Columbia Variable Portfolio - Marsico Focused Equities Fund

Columbia Variable Portfolio - Marsico Growth Fund

SCHEDULE B

Payments under the Agreement to CMISC shall be made in the first two weeks of the month following the month in which a service is rendered or an expense incurred.

Transfer agency fees for each of Class 1, Class 2 and Class 3 shares shall be calculated at the annual rate of 0.06% of the net assets attributable to such class.

In addition, CMISC shall be entitled to retain as additional compensation for its services all CMISC revenues for fees for wire, telephone, and redemption orders, account transcripts due CMISC from shareholders of the Fund and interest (net of bank charges) earned with respect to balances in the accounts referred to in paragraph 2 of the Agreement.

All determinations hereunder shall be in accordance with generally accepted accounting principles and subject to audit by the Funds’ independent accountants.

Except as expressly provided in the Agreement, CMISC shall not be entitled to reimbursement for out-of-pocket expenses. The Funds will promptly reimburse CMISC for any other unscheduled expenses incurred by CMISC whenever the Funds and CMISC mutually agree that such expenses are not otherwise properly borne by CMISC as part of its duties under the Agreement.

IN WITNESS THEREOF, the parties hereto have executed the foregoing Schedule A and Schedule B as of April 15, 2015.

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

on behalf of its respective series listed on Schedule A

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	President

COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By:	/s/ Lyn Kephart-Strong
Name:	Lyn Kephart-Strong
Title:	President